Elm Lea Renewable Energy, LLC

Regulation Crowdfunding Form C
Annual Report



Table of Contents

Description of Business

Elm Lea Renewable Energy, LLC ("**Elm Lea**" or the "**Company**") is a Limited Liability Company formed in the State of Colorado on September 11, 2015. Elm Lea is a special purpose entity owned by Solaris Investment Group, LLC ("**SIG**"), whose capital is managed by Solaris Energy, Inc ("**Solaris Energy**"). The purpose of Elm Lea is to own and operate a solar panel array located at the Putney School in Putney, Vermont ("**Putney**" or "**Putney School**"). Elm Lea's office is located at 430 N College Ave Suite #440, Fort Collins CO 80524 and its associated website is https://www.solarisenergy.com/elm-lea-annual-report.

Directors, Officers, and Employees

The Company is owned by Solaris Investment Group LLC. The following persons are officers of Solaris Investment Group LLC.

Officers

Alexander E. Blackmer: Manager

Employer: Solaris Energy Inc., CEO, and Founder

Dates of Service: 2012 - present

Alex has been involved in energy design and construction since the mid-1980s and the renewables since the industry's infancy in the 1990s. He has extensive knowledge of the industry and in making projects a reality by providing solar project development and financial services, which he has done since 2008.

Alex founded Solaris Energy, a successful for-profit finance and development solar energy firm, and currently acts as CEO and Co-Owner. Alex is also a Managing Member of Solaris Investment Group, where he has raised $26 million in private investment capital for solar projects across the United States. His unified management of Solaris Energy and Solaris Investment Group helps achieve maximum operational efficiency.

In addition, Alex founded and currently acts as Executive Director for the Atmosphere Conservancy, a non-profit solar finance, and development firm that takes on projects for underserved clients that otherwise might not find financing. Alex is also the past president of the Colorado Renewable Energy Society, a non-profit that has advocated for solar energy since 1994.

Employees

All operations of the Company will be managed by Solaris Energy under an exclusive Operations & Maintenance Agreement between the Company and Solaris Energy. The Company currently has 0 employees and SIG is the sole member. SIG currently has 0 employees and 6 members. Solaris Energy is a Colorado Public Benefit Corporation and currently has 9 employees.

Business Plan

Elm Lea provides Putney School with clean, renewable energy for its campus and students. Investors in this securities offering will be purchasing debt from Elm Lea, which owns a 446.4-kilowatt solar project that has been

operating for 5.5 years. Elm Lea has a binding 20-year contract for the Putney School to purchase all the solar energy generated from the Elm Lea Solar Project.

SIG's wholly-owned subsidiaries owns and operates the Elm Lea Solar Project at The Putney School in Vermont (the "**Elm Lea Solar Project**"), as well as over 73 other solar project sites in 7 states worth an estimated value of over $14 million (based on turn key development project costs when new). The vast majority of these projects are for non-profits, schools, faith-based organizations, and governments.

Solaris Energy's CEO, Alex Blackmer, founded SIG with a group of private investors to finance non-residential solar projects throughout the United States. SIG provides Solaris Energy with equity capital needed for early-stage solar energy project development and construction. SIG uses a special purpose entity structure to purchase, install, operate, and maintain solar photovoltaic power plants across the United States.

Solaris Energy managed the development and construction of the Elm Lea Solar Project in 2015-2016, in partnership with the Putney School (the relationship of the entities is illustrated by Figure 1 below). Solaris Energy was founded from non-profit roots with a mission to accelerate the widespread deployment of distributed solar energy systems by offering customers low-cost financing to reduce their environmental impact, increase their bottom line, and participate in the worldwide shift to renewable energy. Solaris Energy has developed and sourced financing for over 10.5 MW of solar energy systems across seven states, with an estimated 10.7 MW in weighted pipeline projections. The crowdfunded capital will leverage investor dollars for additional solar energy projects, increasing the amount of renewables on the electricity grid for a brighter future for all.


Existing Investors
Private | None owning more than 19%
Solaris Energy, Inc.
Entity that provides legal, administrative, and O&M support for all solar projects.
Solaris Investment Group, LLC
Provides capital for individual projects, financing support & project guarantees.
Other Solar Projects
Solar Investment Group owns and are currently developing other similar solar projects.
New Crowdfunding Investors (YOU)
Investors on Raise Green buy debt from Elm Lea Renewable Energy, LLC
Elm Lea Renewable Energy, LLC
Wholly-owned subsidiary to segment capital for individual projects and investors
The Putney School, Inc.
Purchases all of the electricity generated by Elm Lea's solar array with a 20 year contract.

Figure 1. The ownership of Elm Lea Renewable Energy LLC, the issuer of these crowdfunded debt securities.

Terms of the Securities

Summary

You (referred to as "**you**" or the "**Investor**") purchased debt securities to be repaid by **Elm Lea Renewable Energy, LLC**. Set forth below is an updated summary of the terms pursuant to which **Elm Lea Renewable Energy, LLC** offered (the "**Offering**") certain **Solar Refinancing Notes** (the "**Notes**"). For the full description of the Terms of the Securities refer to the Subscription Agreement, attached hereto as Exhibit A.

Description of Company's Securities

The Notes evidence a fixed-debt obligation, as opposed to an equity interest, and therefore the Investors only receive regularly scheduled principal and interest payments and do not receive any other payments as a result of the Company's growth or income. In the event of a bankruptcy or liquidation of the Company, debt is paid before equity, and therefore the Notes would get paid prior to any payments due to an equity interest held in the Company, provided, however, that in the event of such bankruptcy or liquidation, the holders may not be repaid in full which is dependent on how liquid the Company is. All the Company's equity interests are owned by Solaris Investment Group LLC and are not part of this Offering. If the Company were to issue additional equity interest, it would not affect the right of payment to the debt holders.

There are no other classes of debt securities of the Company. In the future, the Company may issue additional debt securities. Any such additional debt securities would either be subordinate to the Notes (i.e., second in right of payment) or pari-passu with the Notes (i.e., paid in the same rank as the Notes).

Terms of Securities

2,493 **Solar Refinancing Notes** or "Notes"

4.25% Annual Interest Rate

Semi-annual Payments of Principal and Interest

5 year Maturity (5/14/2026) (the "**Maturity Date**")

Transactions with Related Persons

Other than as set forth in this Form C Annual Report, the Company has not engaged in any related party transaction.

The Company however will be charged by Solaris Energy, a fee of $13.50 per kilowatt, multiplied by 446.4 kilowatts of capacity, with a 3% annual escalator for asset management, operation and maintenance expenses. This fee covers system production monitoring, monthly energy production invoicing, and routine maintenance expenses.

Other system operation related costs that are incurred at the parent company level e.g., accounting, legal, property and liability insurance, will be paid for by SIG and allocated to Elm Lea. Solaris Energy has otherwise been paid a project development fee by SIG to build the system for the Elm Lea Solar Project, which was paid in full in 2016 at completion of construction.

Indebtedness

Other than its obligations to the holders of the securities regulated by this Form C , currently Elm Lea does not have any indebtedness. For the 42 crowdinvestors holding the securities, Elm Lea Renewable LLC's outstanding debt amount as of 12/31/21 is $226,662 with an interest rate of 4.25% annually and a maturity date of May 14, 2026.

Exempt offerings within the past three years

The Company has issued one exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from March 22, 2021 to May 14, 2021. After bank fees and the Raise Green fee, $231,555 was received by the Company in debt securities that were issued to 41 crowdinvestors plus Raise Green. The Use of Proceeds is provided below:

The funds raised were in the form of a loan against the Elm Lea solar system that provides clean, renewable energy to the Putney School in Vermont.

The funds raised have been recycled into building new solar PV systems, similar to the one at the Putney School. The funds have been used for construction of a roughly 5 MW solar energy system across over 20 sites at a large state University that has adopted similar campus sustainability goals to Putney. The Company used the proceeds in the following manner summarized in Figure 2 and described in detail below.

	$	%
Total Proceeds	**249,300**	**100%**
Less: Solar Notes issued to Raise Green	4,800	2%
Less: Raise Green Service Fees	12,465	5%
Net Proceeds	**231,555**	**93%**
Less: Refinance Elm Lea Solar Array	228,55	92%
Less: Legal	2,000	1%
Less: Accounting	1,000	0%
Total Use of Net Proceeds	**231,555**	**93%**

Figure 2. Use of Proceeds.

Refinance Existing Solar Array

Providing debt to Elm Lea Renewable Energy, LLC for the existing, operating solar array installed at the Putney School. This allowed funding for the development and construction of the University project mentioned above.

Legal and Accounting

The Company had some legal and accounting fees associated with issuing, closing, and servicing the offering.

Financing

Raise Green Fees - Raise Green charges service fees in an amount of 5% of the amount raised which is withdrawn by the Company. Raise Green also receives securities of the same class and having the same terms, conditions, rights as the securities being offered or sold during the offering that total an amount equal to 2% of the securities sold in the offering.

Summary

The funds raised are being used to free up capital that was deployed to build the solar array for the Elm Lea Solar Project. That capital is currently being redeployed for increased positive impact by constructing additional solar energy systems at a University. This continued recycling of capital allows SIG to create larger environmental, social, and financial impacts across the United States at a more rapid pace.

Compliance Failures

The Company nor any of its predecessors have previously failed to comply with ongoing report requirements.

Risk Factors

There can be no assurance that the Company will have sufficient cash flow to pay its other operating expenses and/or obligations, and, therefore, Investors may realize a loss, which could be substantial, on their investment in the Notes. For the avoidance of doubt, no assurance can be given that an Investor will realize their anticipated return on said investment, or any return at all, or that said Investor will not lose their entire investment. Each prospective Investor should consult with the prospective Investor's personal attorney, investment advisor and accountant prior to making any investment decision. Similarly, in the event of a liquidation of the Company, the Company would need to satisfy its obligations to the holders of any existing, and potentially future, "senior" obligations before payment can be made on the Note.

Company Risks

Customer Repayment Risk

There is a risk that the Putney School fails to make payments to the Company and defaults under the Net Metering Contract. While the Putney School has been consistently making on-time payments in full since the beginning of the contract term in July 2016, there can be no assurances that such timely payment will continue. The Putney School's failure to make timely payments may result in a negative effect regarding the Notes. Additionally, while the Company has the right to remove equipment from the site upon Putney's default, some of the equipment is difficult to remove and removal may decrease the residual value of such equipment which results in limited or no cash recoupment from such equipment which proceeds would be used to pay the Investors. This could impact Accounts Receivable and the cash available to repay Investors.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment. This may cause unexpected replacement costs and negatively impact financial returns for shareholders or noteholders. While the equipment is covered by a number of insurance policies to cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company.

Change in Regulations

The Company is subject to legislation and regulation at potential all levels of government - federal, state, and local. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings may change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on Company business.

Lack of Control

Because the Notes are debt securities, Investors will have no ability to participate in decisions of the Company and must rely on management of the Company.

Software/Hardware failure

With all technology, there is a possibility of having unexpected software and/or hardware failures. If this occurs, it would require repair or replacement. This would inhibit the operation until repaired or replaced and create an additional cost burden to the Company, if not covered by warranty at the time reducing the profit margin for the investors as the Company in many cases guarantees that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the Company does utilize to the extent possible long term manufacturer warranties, installer warranties, 3rd party maintenance contracts, and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the systems.

Reliance on Contractors

The Company depends on renewable energy contractors and subcontractors to maintain performance of the solar array over the life of the contract. The Company's ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. The Company's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions, could impact the Company's ability to collect payments under the Net Metering Contract.

COVID-19

The outbreak of the novel coronavirus (COVID-19) in many countries is adversely impacting global commercial activity and has contributed to significant volatility in financial markets. The global impact of the pandemic has created significant disruptions in the global demand and supply chains. Such actions are adversely affecting a wide range of different industries. While the longer-term scope of the potential impact of COVID-19 cannot be known at this time, the COVID-19 outbreak and any other outbreak of any infectious disease or other serious public health concern are likely to have a profound negative impact on economic and market conditions and trigger a period of global slowdown. This economic impact could adversely impact the Putney School and therefore adversely affect the financial condition of the Company. As a result, COVID-19 presents material uncertainty and risk with respect to the Company's overall performance and financial results may also be materially and adversely affected.

Fixed Income Risks

Fixed Income has Risk

With fixed income securities (such as the Notes), there is an obligation by the Company to pay an Investor interest and principal on their investment back in the future (pursuant to the applicable terms and conditions of such security). The amounts payable on the Notes are fixed amounts. Unlike with an equity investment, a Noteholder does not have the ability to participate in the upside potential that an equity investor does if the Company is very successful.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to an Investor or for that matter pay other liabilities. If the Company should default on a scheduled payment, file for bankruptcy, become insolvent, or otherwise be in a position where the Company is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an Investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Lack of Control

Because the Notes are debt securities, Investors will have no ability to participate in decisions of the Company and must rely on management of the Company.

Unsecured Risk

The Notes are not secured by specific collateral; that is, the Investor has no special rights to the assets of the Company in order to reclaim their investment. Rather, in a default scenario, the Investors rely on a trustee to sell the assets and pay the Investor with the proceeds of the assets. The Company does not currently anticipate it will be in a situation where the Company is required to pledge any of its assets to other creditors.

Valuation Risk

While the Company believes that the interest rate that is applicable to the Notes is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of companies similar to the Company is difficult to obtain.

Interest Rate Risk

Interest rates fluctuate over time and may go up or go down. If interest rates go up (for example from 4.25% to 5.25% for a similar investment) in the future, an Investor's investment will maintain the original lower interest rate set forth in the Note. Subject to any applicable restrictions on the transfer of such Notes, if an Investor desires to sell their Note to someone else, a third-party, such third-party may require a discount from the Investor's original investment amount (or current outstanding principal amount), which would cause them to potentially realize a loss on their investment.

Call (Prepayment) Risk

The Notes, at the option of the Company, can be repaid at any time. The Company is obligated to give Investors their remaining principal investment back plus any interest that is accrued up to the date the principal is paid in full as is discussed in the "optional prepayment" section of this Form C. However, when an Investor goes to reinvest their money, current interest rates may be lower, which may result in a lower interest rate for such new investment.

General Crowdfunding Risks

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainable energy industry. The value of the Company's investments will increase, or decrease based on changes in the prices of sustainable energy. The Company is a "non-diversified" investment and changes in the financial condition or market value of its projects may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until the Maturity Date. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Note, and must obtain Company written approval.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Investment In Personnel

The Investment in a Note is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Restrictions on Transferability of Notes will Limit the Ability of Purchasers to Transfer their Interests

Notes issued hereby are "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Notes may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Notes, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

Capital Structure and Ownership

Capital Structure

The company has one type of equity security issued. All Founder's Units are owned by SIG.

Class of Security	Securities Authorized	Securities Outstanding	Voting Rights
Equity - Founder's Units	100	0	Yes

Figure 3. Capital Structure as of April 29, 2022.

Beneficial Owners

The Company is wholly-owned and managed by Solaris Investment Group, LLC. Since the Notes offered pursuant to this Offering are debt securities, this Offering will not alter the capitalization table of the Company nor will it affect any voting or managerial rights of the Company.

Below are the names and ownership levels of each person or entity who directly or indirectly owns 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder of Founder's Units	Number and Class of securities Now Held	% of Voting Power Prior to Note Offer	% of Voting Power After Note Offering
Solaris Investment Group, LLC	100	100%	100%

Figure 4. Ownership percentages as of April 29, 2022.

Financial Information

Elm Lea is a special purpose entity wholly owned by SIG. As a wholly-owned subsidiary, Elm Lea is backed by its parent company, SIG. The purpose of Elm Lea is to own and operate a 446.4 kilowatt solar panel array located at the Putney School. The asset was built in 2016 and is an income-generating asset.

Results of Operation

Since becoming operational in July 2016, the Elm Lea solar array has been in operation and provided reliable solar energy generation to 28 electrical meters on the Putney School campus. In addition to providing energy generation, the asset has also consistently operated at a profit, earning revenue through the monthly sale of the energy produced by the system to the Putney School. Expenses are minimal and include monitoring system performance fees, maintenance, repairs, and insurance.

Since March 2021 all profits from the operation and cash flows of the Elm Lea solar asset have been deposited into an Elm Lea Renewable Energy, LLC bank account separate from the parent company, Solaris Investment Group. 1. Before March 2021 operational profits for the asset were deposited into the Solaris Investment Group's main bank account and consolidated into its annual financial statements since coming online.

Liquidity

Elm Lea's solar energy asset holds a value of $1.144 million before depreciation and is expected to generate a net operating profit of $82,800 in the next year. The only debt burden held by the Company is the Notes described herein. Elm Lea is able to retain all cash profits earned from the sale of energy, less minor operating expenses and servicing these Notes semi-annually. Each month, the LLC generates a positive cash flow of almost $7,000. The asset is expected to continue to generate a cash flow until June 2036.

The system is expected to continue to produce solar energy after June 2036, but Putney School will no longer be contracted for payments. Since the system is expected to continue to produce, it will continue to reduce the school's operating expenses and greenhouse gas emissions. The financial and environmental benefits for the Putney School continue to be the original intention of the Elm Lea Solar Project.

The Putney School can also opt to purchase the system as early as June 2022. It is anticipated that the school will likely purchase the system sometime between July 2023 and June 2024. At the time of sale, the Putney School will pay SIG the appraised fair market value of the system, taking ownership of Elm Lea Renewable Energy, LLC. SIG will then be able to recapitalize its balance sheet and have liquid assets to invest in building new solar PV systems. Such a sale would constitute a Change of Control.

Capital Reserve

As of Dec 31, 2021, Elm Lea held a cash reserve of $31,500. Until March 1, 2021, all of the capital generated by the Elm Lea solar PV system was deposited into the cash reserves of SIG as the parent company. By the end of 2022, Elm Lea intends to have $60,000 in cash reserves after taking into account the loan payments generated by this raise.

After SIG sells the asset associated with Elm Lea Renewable Energy, LLC to the Putney School, it expects to have an additional cash reserve of $745,000, less the costs needed to pay off the remaining loan principal. This additional cash reserve will allow SIG to put funds towards building new solar assets.

Financial Statements

Financial Actuals

The following financial actuals are required to be presented by the Securities and Exchange Commission in filing a Form C and are presented here for investor convenience.

Elm Lea Renewable Energy, LLC	Prior Fiscal Year End 2020	Most Recent Fiscal Year End 2021
Total Assets	$ 34,547	$ 30,662
Fixed Assets (before depreciation	$ 1,144,620	$ 1,144,620
Fixed Assets (after Depreciation)	$ 199,712	$ 171,693
Cash & Cash Equivalents	$ 234,259	$ 202,355
Accounts Receivable	$ 0	$ 0
Short-term Debt	$ 0	$ 0
Long-term Debt	$ 0	$ 226,662
Revenues/Sales	$103,045	$95,553
Cost of Goods Sold	$11,323	$40,784

Taxes Paid	Not applicable[1]	Not applicable
Net Income	$34,547	$26,720

---

[1] *Taxes are reported and paid on the parent company Owners' tax returns*

Figure 6 . Financial Actuals for Most Recent Fiscal Year-End (2021) and Prior Fiscal year-end (2020).

Financial Statements

Elm Lea Profit and Loss

Income	Prior Fiscal Year End 2020	Most Recent Fiscal Year End 2021
PROJECT OPERATING REVENUE		
Purchase Power Agreement Income	$ 103,045.00	$ 95,552.50
Total Income	**$ 103,045.00**	**$ 95,552.50**
COST OF SALES		
Asset Management Fees	$ 9,159.10	$ 8,140.14
Operations & Maintenance	$ 0.00	$ 4,578.00
Project Insurance Expense	$ 1,707.73	$ 1,328.91
Project Loan Fees	$ 0.00	$ 17,745.00
Project Loan Interest Expense	$ 0.00	$ 5,297.70
Project Professional Fees	$ 0.00	$ 3,230.50
Project Taxes & Licenses	$ 185.00	$ 200.00
Project Utilities expense	$ 271.56	$ 263.57
Total Cost of Sales	**$ 11,323.39**	**$ 40,783.82**
Gross Profit	**$ 91,721.61**	**$ 54,768.68**
EXPENSES		
Bank Charges & Fees	$ 0.00	$ 30.00
Total Expenses	**$ 0.00**	**$30.00**
Net Operating Income	**$ 91,721.61**	**$ 54,738.68**
Depreciation Expense	$ 56,041.00	$28,019.00
Prior Period Adjustment	$ 1,133.38	
Net Income	**$34,547.23**	**$26,719.68**

Figure 8. Elm Lea Profit and Loss Statement for 2021 and 2020

Elm Lea Balance Sheet

ASSETS	Prior Fiscal Year End 2020	Most Recent Fiscal Year End 2021
Current Assets	$ 34,547	$ 30,662

Total Current Assets	**$ 34,547**	**$ 30,662**
Fixed Assets		
Solar Assets - SIG Owned_Operational		
The Putney School	$ 1,144,620	$ 1,144,620
Total Solar Assets - SIG Owned_Sale Pending	**$ 1,144,620**	**$ 1,144,620**
Accumulated Depreciation	$ -944,908	$ -972,927
Total Fixed Assets	**$ 199,712**	**$ 171,693**
TOTAL ASSETS	**$ 234,259**	**$ 202,355**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities	$ -688	$ -688
Total Current Liabilities	**$ -688**	**$ -688**
Long-Term Liabilities	$ 0.00	$ 226,662
Total Long-Term Liabilities	**$ 0.00**	**$ 226,662**
Total Liabilities	**$ -688**	**$ 225,974**
Equity	**$ 200,400**	**$ -50,338**
Net Income	$ 34,547	$ 26,720
Total Equity	**$ 234,947**	**$ -23,619**
TOTAL LIABILITIES AND EQUITY	**$ 234,259**	**$ 202,355**

Figure 9. Elm Lea Balance Sheet for 2020 and 2021

Notes to the Financial Statements

Summary of Significant Accounting Policies

Method of Accounting

The Net Profits and/or Net Losses of the Company shall be determined in accordance with accounting principles applied on a consistent basis under the cash method of accounting used for federal income tax reporting purposes, unless the Manager chooses otherwise.

Use of Estimates

The preparation of financial statements, U.S GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates.

It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset to liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

● Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

● Level 2 - Include other inputs that are directly or indirectly observable in the marketplace

● Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of electricity and associated revenue generating services associated with the production of solar energy on a cash basis, when (a) persuasive evidence that an agreement exists and payment has been initiated; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due is received.

Allocations and Distributions

The Company conducts allocations and distributions, as well as special allocations in conformance with Article VIII of the Operating Agreement of Elm Lea Renewable Energy, LLC, enclosed herein as Appendix 4.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Litigation

The Company is currently not involved with or know of any pending or threatened litigation against the Company or any of its officers.

Certification of Financial Statements

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, Alexander E. Blackmer, as Manager of Elm Lea Renewable Energy, LLC, certify that the financial statements of Elm Lea Renewable Energy, LLC included in this Form C are true and complete in all material respects; and



_____

Alexander E. Blackmer

Manager

Elm Lea Renewable Energy, LLC

** Intentional misstatements or omissions of facts constitute Federal criminal violations. See 18 U.S.C. 1001.